UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69634

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REVL Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1921 Walnut Street, 2nd Floor
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dimitrios Papatheoharis 215-372-2305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC
(Name – *if individual, state last, first, middle name*)

One Bala Avenue	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dimitrios Papatheoharis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REVL Securities LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania-Notary Seal
Thomas C Sloop, Notary Public
Philadelphia County
My Commission Expires May 16, 2023
Commission Number 1348674

Signature

Chief Executive Officer

Title

2/27/20

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Registered
Public Accounting Firm

REVL SECURITIES LLC

DECEMBER 31, 2019

Table of Contents

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of:
REVL Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of REVL Securities, LLC(the "Company"), as of December 31, 2019, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, REVL Securities, LLC has changed its method of accounting for leases due to the adoption of Accounting Standards Update 2016-02, Leases.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II,has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the

responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

February 25, 2020

Bala Cynwyd, PA 19004

REVL SECURITIES LLC
Statement of Financial Condition
Year Ended December 31, 2019

Assets		
Cash	$	125,417
Prepaid expenses		182
Right of use lease assets		13,269
Total assets	$	138,868
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	59,197
Lease liability		13,441
Total liabilities		72,638
Member's equity		66,230
Total liabilities and members' equity	$	138,868

See Accompanying Notes to Financial Statements

REVL SECURITIES LLC

Statement of Income

Year Ended December 31, 2019

Revenue		
Investment banking	$	865,544
Interest and dividends		69
Total revenue		865,613
Expenses		
Commission	$	468,415
Occupancy and equipment		7,187
Other		103,609
Total expenses		579,211
Net Income	$	286,402

See Accompanying Notes to Financial Statements

REVL SECURITIES LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2019

Member's equity, beginning of the period	$	346,154
Member's capital distributions		(566,326)
Net Income		286,402
Member's equity, end of period	$	66,230

See Accompanying Notes to Financial Statements

REVL SECURITIES LLC
Statement of Cash Flows
Year Ended December 31, 2019

Cash flows from operating activities:		
Net Income	$	286,402
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in prepaid expenses		3,209
Decrease in right of use asset		(13,269)
Decrease in accounts payable and accrued expenses		(41,278)
Increase in lease liability		13,441
Total adjustments		(37,897)
Net cash provided by operating activities		248,505
Cash flows from financing activities:		
Member's capital distributions		(566,326)
Net decrease in cash		(317,821)
Cash, beginning of period		443,238
Cash, end of period	$	125,417

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Business

REVL Securities, LLC (the "Company") is a Limited Liability Company formed on March 2, 2015 in the State of Delaware. Effective July 21, 2016, the Company became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from and became a member of the Financial Industry Regulatory Authority ("FINRA").

As a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

New Accounting Pronouncement – ASC 606 Revenue Recognition

Private placement transaction and service fee revenue includes fees from debt offerings and debt advisory in which the Company acts as a placement agent or advisor, respectively. Private placement transaction fee revenue is recorded upon completion of the transactions per the term of the agreements. Private placement service fee revenue is recorded when services are provided per the terms of the agreements. Mergers and Acquisitions advisory fee revenue includes fees from offerings and advisory in which the Company acts as an agent or advisor, respectively. Mergers and Acquisitions advisory fee revenue is recorded upon completion of the transactions per the term of the agreements. Interest income is recorded as received.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2019 using the modified retrospective approach, which requires the Firm to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2019 and (ii) all existing revenue contracts as of January 1, 2019 through a cumulative adjustment to equity. In accordance with this approach, revenues for periods prior to January 1, 2019 will not be revised.

1. Business and Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncement – ASC 606 Revenue Recognition (continued)

The core principle in the new guidance is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, the Company will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

Although total revenues may not be materially impacted by the new guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the judgments used in evaluating when and how revenue is recognized and disclosures related to contract assets and liabilities.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and state income tax reporting purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax return of the member, who is responsible for any taxes thereon. The Company is subject to local income taxes and paid $23,980 in local income taxes during the year ended December 31, 2019.

The Company remains subject to tax examinations by all taxing authorities for all years in which its tax returns were required.

Use of Estimates

The process of preparing financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

2. Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"). which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The new standard was adopted on January 1, 2019 using the modified retrospective method described within ASC 842. Under the new standard, the initial measurement will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal to the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of the lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis.

Subsequent to commencement, we have measured the lease liabilities at the present value of the unpaid lease payments, discounted using the rate established at commencement. The lease liabilities are included in Lease Liabilities in the accompanying Statement of Financial Condition.

We will recognize the following amounts in earnings each period of the lease term:

- A single lease cost calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. The remaining lease cost equals the total lease payments for the lease term, plus total initial direct costs incurred, less the periodic lease cost previously recognized. If an operating lease ROU asset has been impaired, for each period from the date of impairment through the end of the lease term, the single lease cost is calculated as the sum of the accretion of the lease liability and the amortization of the ROU asset.
- Any variable lease payments, in the period in which the obligation is incurred, or achievement of the target that triggers the variable payments becomes probable.
- Any impairment of the ROU asset.

We have included the costs of the operating leases in Occupancy Expenses in the accompanying Statement of Income.

Impairment Testing

We subject ROU assets to impairment testing in a manner consistent with other long-

ASC 842 Leases (Continued)

lived assets. If the ROU asset is impaired, we amortize the remaining ROU asset evenly over the remaining lease term, except that in periods after the impairment, we continue to present a single lease cost in earnings.

In June 2019, the Company's sole member, REVL Capital Group, LLC (the "Member") entered into a three-year lease for office space in Philadelphia, PA. Based on the expense sharing agreement described in footnote 5, Related Party Transactions, the Company is responsible for ten percent 10% of the lease amount. At June 1, 2019, the effective date of of the lease, the Company recorded a ROU asset of $16,472 and an operating lease liability of $16,472. Our calculations were based on a three-year non-cancelable term ending May 31, 2022 assuming a discount rate of 4.5%, our estimated incremental borrowing rate.

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15c3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

The new guidance provided by ASC 842 may not materially impact the Company's presentation of assets and liabilities, and the relief provided by the SEC "no action" letter will substantially negate the effect of its application on the Company's Net Capital; however management notes changes to the disclosures based on the additional requirements prescribed by ASC 842. These new disclosures include information regarding the judgments used in determining the present value of lease payments and the corresponding value of the right-of-use asset.

3. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2019, the Company had net capital of $66,048 which was $61,048 in excess of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 89.89% at December 31, 2019. The Company claims an exemption from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

5. Related Party Transactions

The Company had entered into an expense sharing agreement with its sole member, REVL Capital Group, LLC (the "Member"). Certain employees of the Member provide services to the Company. Effective May 31, 2017, the Member has agreed to pay certain operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, legal and compliance and telephone fees. The agreement provides for the Company to reimburse the Member monthly for its share of operating expenses. The Agreement is perpetual until changed by the parties.

Total expenses under the expense sharing agreement were $60,798 for the year ended December 31, 2019.

6. Concentration of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds. The Company maintains accounts with various financial institutions. The Company has exposure to credit risk to the extent its cash exceeds the $250,000 covered by federal deposit insurance.

7. Subsequent Events

Events of the Company subsequent to December 31, 2019 have been evaluated through February 25, 2020 which is the date the financial statements were available to be issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2019. No subsequent events were identified that require disclosure.

SUPPLEMENTARY INFORMATION

REVL SECURITIES LLC

Schedule I –Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

DECEMBER 31, 2019

Total Member's Equity	$ 66,230
Deductions of nonallowable assets	
Prepaid Expenses	182
Total nonallowable assets	182
Net Capital	$ 66,048
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	59,197
Excess lease liability	172
Total aggregate indebtedness	$ 59,369
Minimum net capital required per 15c3-1(a)(2)	$ 3,958
Computation of basic net capital requirement	
Minimum net capital required – the greater of $5,000 or 6.67% of aggregate indebtedness	5,000
Excess Net Capital	61,048
Excess Net Capital@120%	$ 60,048
Ratio of aggregate indebtedness to net capital	89.89%

The above computation of net capital pursuant to Rule 15c3-1 does not differ materially from the computation as of December 31, 2019, filed by the Company on Form X-17A-5, Part IIA.

REVL SECURITIES LLC

Schedule II- Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

DECEMBER 31, 2019

The company is exempt from the provision of Rule 15c3-3 as of December 31, 2019, under the Securities Exchange Act of 1934, under paragraph (k)(2)(i) of that Rule.

REVL SECURITIES LLC

Schedule III-Reconciliation of "SIPC Net Operating Revenues" and General Assessment

DECEMBER 31, 2019

	FOCUS Part IIA Line 9 (unaudited)	**Statement of Income (audited)**
Total revenue	$ 865,613	$ 865,613
Additions	0	0
Deductions	0	0
SIPC Net Operating Revenues	$ 865,613	$ 865,613
General Assessment @ .0015	$1,298	$1,298

Management Report Regarding Exemption from Rule 15c3-3

REVL Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company confirms the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

REVL Securities, LLC

I, Dimitrios Papatheoharis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Executive Officer

February 25, 2020

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To The Member of:
REVL Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, on which REVL Securities, LLC identified the following provisions of 17 C.F.R. ~15c3-3(k) under which REVL Securities. LLC claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(i). SEC Rule 15c3-3(k)(2)(i) and REVL Securities, LLC stated that REVL Securities. LLC met the identified exemption provisions throughout the most recent fiscal year without exception. REVL Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about REVL Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 25, 2020

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment And Payments (Form SIPC-7)

To The Members of:
REVL Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by REVL Securities LLC and the SIPC, solely to assist you and SIPC in evaluating REVL Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. REVL Securities LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in conformance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-17A-5 for the year ended December 31, 2019, with the Total Revenue amount reported in Form SPIC-7 for the year ended December 31, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on REVL

Securities LLC's compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of REVL Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 25, 2020